Exhibit 99.1

Pacific Drilling Announces First-Quarter 2017 Results

•	Revenues for first-quarter of $105.5 million with a revenue efficiency(a) of 98.0%
•	Net Loss of $99.8 million, resulting in $4.69 loss per diluted share
•	Operating and G&A costs of $82.9 million, a reduction of 11.9% from a year ago
•	Cash flow from operations for first-quarter of $28.7 million

LUXEMBOURG (May 4, 2017) - Pacific Drilling S.A. (NYSE: PACD) today announced net loss for first-quarter 2017 of $99.8 million or $4.69 per diluted share, compared to net loss of $43.0 million or $2.03 per diluted share for fourth-quarter 2016, and net loss of $2.5 million or $0.12 per diluted share for first-quarter 2016.

CEO Chris Beckett said, "We delivered another quarter of solid operational performance with a first-quarter revenue efficiency of 98% and we continued to benefit from strong cost control. Market conditions are still challenging, although we have experienced an uptick in tenders and inquiries versus 2016. This supports our previously stated expectation of demand improvement through 2017 partially offsetting increased supply from rigs rolling off contract, which we believe will eventually lead to improving utilization in 2018.”



First-Quarter 2017 Operational and Financial Commentary

Contract drilling revenue for first-quarter 2017 was $105.5 million, which included $31.1 million of deferred revenue amortization, compared to fourth-quarter 2016 contract drilling revenue of $178.0 million, which included $29.4 million of deferred revenue amortization. The decrease in revenues resulted primarily from the Pacific Scirocco being offhire throughout the first-quarter and the Pacific Santa Ana completing its contract in January 2017, partially offset by the Pacific Bora going back to work in February 2017 compared to being offhire throughout the fourth-quarter 2016. During first-quarter 2017, our operating fleet achieved average revenue efficiency of 98.0%.

Operating expenses for first-quarter 2017 were $60.4 million as compared to $66.5 million for fourth-quarter 2016. Operating expenses for first-quarter 2017 included $3.3 million in amortization of deferred costs, $1.4 million in reimbursable expenses, and $6.7 million in shore-based and other support costs.  The reduction in operating expenses was primarily the result of lower costs throughout the fleet due to reduced activity, as well as the continued benefits of our cost saving measures.

General and administrative expenses for first-quarter 2017 were $22.5 million, compared to $18.9 million for fourth-quarter 2016. Excluding certain legal and financial advisory fees of $6.1 million in first-quarter 2017 and $7.1 million in fourth-quarter 2016, our corporate overhead expenses(b) for first-quarter 2017 were $16.4 million, compared to $11.8 million for fourth-quarter 2016. The increase in corporate overhead expenses in the first-quarter 2017 is primarily due to the timing of expense recognition of incentive awards, including certain performance-based awards. These expenses are expected to decrease in each of the remaining quarters of 2017.

EBITDA(c) for first-quarter 2017 was $21.9 million, compared to EBITDA of $92.9 million in the fourth- quarter 2016.

Income tax expense for first-quarter 2017 was $2.1 million, as compared to $14.5 million for fourth-quarter 2016, primarily as a result of the application of quarterly tax accounting required under U.S. GAAP during fourth-quarter 2016.

For first-quarter 2017, cash flow from operations was $28.7 million. Cash balances, including $8.5 million in restricted cash, totaled $507.4 million as of March 31, 2017, and total outstanding debt was $3.0 billion.

On March 16, 2017, we reported the expiration of certain non-disclosure agreements we had entered into with an ad hoc group of holders of our capital markets indebtedness. CFO Paul Reese commented, “While currently, there is no consensus as to the form or structure of any restructuring, we continue to be engaged in discussions with all of our stakeholders, including our largest shareholder, our bank lenders and the ad hoc group, regarding a restructuring of our existing capital structure to be sustainable in the longer term.”

The company will not be holding an earnings conference call this quarter.

Footnotes

(a) Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

(b) Corporate overhead expenses is a non-GAAP financial measure.  For a definition of corporate overhead expenses and a reconciliation to general and administrative expenses, please refer to the schedule included in this release.

(c) EBITDA is a non-GAAP financial measure. For a definition of EBITDA and a reconciliation to net income, please refer to the schedules included in this release.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “our ability to,” “plan,” “potential,” “projected,” “target,”  “would,” or other similar words, which are generally not historical in nature.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; our ability to repay our debt; our expectations regarding potential future covenant defaults on our long-term debt; expected capital expenditures and projected costs and savings.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond our control.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of market changes or other reasons; our substantial level of indebtedness; our ability to obtain waivers or amendments to our maximum leverage ratio covenant at the end of the third quarter of 2017 if necessary, or with respect to other potential future debt covenant defaults; our ability to continue as a going concern and any potential bankruptcy proceeding; our ability to repay debt and adequacy of and access to sources of liquidity; and the other risk factors described in our filings with the SEC, including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof.  We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Johannes (John) P. Boots
Pacific Drilling SA
+352 26 84 57 81

Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016
Revenues
Contract drilling	$105,509	$177,957	$205,378
Costs and expenses
Operating expenses	(60,448)	(66,547)	(78,973)
General and administrative expenses	(22,461)	(18,908)	(15,126)
Depreciation expense	(69,631)	(69,881)	(68,076)
	(152,540)	(155,336)	(162,175)
Operating income (loss)	(47,031)	22,621	43,203
Other income (expense)
Interest expense	(50,011)	(51,547)	(45,493)
Other income (expense)	(729)	419	1,632
Loss before income taxes	(97,771)	(28,507)	(658)
Income tax expense	(2,076)	(14,529)	(1,853)
Net loss	$(99,847)	$(43,036)	$(2,511)
Loss per common share, basic	$(4.69)	$(2.03)	$(0.12)
Weighted average number of common shares, basic	21,273	21,184	21,121
Loss per common share, diluted	$(4.69)	$(2.03)	$(0.12)
Weighted average number of common shares, diluted	21,273	21,184	21,121

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value) (unaudited)

	March 31,	December 31,
	2017	2016
Assets:
Cash and cash equivalents	$498,890	$585,980
Restricted cash	8,505	40,188
Accounts receivable	40,411	94,622
Materials and supplies	94,482	95,679
Deferred costs, current	10,183	10,454
Prepaid expenses and other current assets	8,505	13,892
Total current assets	660,976	840,815
Property and equipment, net	4,848,409	4,909,873
Long-term receivable	202,575	202,575
Other assets	46,942	44,944
Total assets	$5,758,902	$5,998,207

Liabilities and shareholders’ equity:
Accounts payable	$20,671	$17,870
Accrued expenses	37,020	45,881
Long-term debt, current	467,802	496,790
Accrued interest	33,059	14,164
Deferred revenue, current	24,327	45,755
Total current liabilities	582,879	620,460
Long-term debt, net of current maturities	2,547,888	2,648,659
Deferred revenue	27,430	32,233
Other long-term liabilities	30,473	30,655
Total long-term liabilities	2,605,791	2,711,547
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 22,551 shares issued and 21,284 and 21,184 shares outstanding as of March 31, 2017 and December 31, 2016, respectively	213	212
Additional paid-in capital	2,362,458	2,360,398
Accumulated other comprehensive loss	(17,375)	(19,193)
Retained earnings	224,936	324,783
Total shareholders’ equity	2,570,232	2,666,200
Total liabilities and shareholders’ equity	$5,758,902	$5,998,207

PACIFIC DRILLING S. A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016

Cash flow from operating activities:
Net loss	$(99,847)	$(43,036)	$(2,511)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	69,631	69,881	68,076
Amortization of deferred revenue	(31,079)	(29,413)	(12,658)
Amortization of deferred costs	3,306	4,057	2,835
Amortization of deferred financing costs	8,091	7,858	3,625
Amortization of debt discount	305	208	323
Deferred income taxes	908	12,693	1,715
Share-based compensation expense	2,215	1,766	2,164
Changes in operating assets and liabilities:
Accounts receivable	54,211	19,685	30,591
Materials and supplies	1,197	1,588	2,010
Prepaid expenses and other assets	(1,495)	(16,720)	(7,055)
Accounts payable and accrued expenses	16,421	(23,013)	(2,412)
Deferred revenue	4,848	35,175	—
Net cash provided by operating activities	28,712	40,729	86,703
Cash flow from investing activities:
Capital expenditures	(10,127)	(9,819)	(28,588)
Net cash used in investing activities	(10,127)	(9,819)	(28,588)
Cash flow from financing activities:
Net payments from shares issued under share-based compensation plan	(154)	—	—
Proceeds from long-term debt	—	215,000	235,000
Payments on long-term debt	(134,540)	(41,652)	(1,875)
Payments for financing costs	(2,664)	(23,408)	—
Net cash provided by (used in) financing activities	(137,358)	149,940	233,125
Net increase (decrease) in cash and cash equivalents	(118,773)	180,850	291,240
Cash, cash equivalents and restricted cash, beginning of period	626,168	445,318	116,033
Cash, cash equivalents and restricted cash, end of period	$507,395	$626,168	$407,273

EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is used by management to measure the company's operations. Management believes that EBITDA presents useful information to investors regarding the company's operating performance.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Loss to Non-GAAP EBITDA

(in thousands) (unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016

Net loss	$(99,847)	$(43,036)	$(2,511)
Add:
Interest expense	50,011	51,547	45,493
Depreciation expense	69,631	69,881	68,076
Income tax expense	2,076	14,529	1,853
EBITDA	$21,871	$92,921	$112,911

Corporate Overhead Expenses Reconciliation

Corporate overhead expenses is a non-GAAP financial measure defined as general and administrative expenses less certain unusual legal expenses related to our arbitration proceeding and patent litigation, as well as legal and financial advisory expenses related to our on-going debt restructuring efforts. We included corporate overhead herein because it is used by management to measure the company's ongoing corporate overhead. Management believes that ongoing corporate overhead expenses present useful information to investors regarding the financial impact of company's cost savings measures and optimization of overhead support structure during the periods presented below. Non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of General and Administrative Expenses to Non-GAAP Corporate Overhead Expenses

(in thousands) (unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016
General and administrative expenses	$22,461	$18,908	$15,126
Subtract:
Legal and advisory expenses	(6,067)	(7,103)	(2,790)
Corporate overhead expenses	$16,394	$11,805	$12,336